UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Ernest Supplies, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
New York

Date of organization
November 4, 2009

Physical address of issuer
25 West 13th Street, #1HS, New York, NY 10011

Website of issuer
https://www.ernestsupplies.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 14, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$42,176	$54,434
Cash & Cash Equivalents	$6,434	$12,264
Accounts Receivable	$5,056	$13,055
Short-term Debt	$101,567	$156,949
Long-term Debt	$63,386	$0
Revenues/Sales	$93,526	$152,461
Cost of Goods Sold	$13,788	$21,708
Taxes Paid	$0	$0
Net Income (Loss)	$-28,677	$-29,278

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 30, 2021

Ernest Supplies, LLC

ERNEST SUPPLIES®

Up to $1,070,000 of Crowd Notes

Ernest Supplies, LLC ("Ernest Supplies", "Ernest", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 14, 2021 (the "Termination Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Termination Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 30, 2021 (the "New Subscription End Date"), will be permitted to increase their subscription amount at any time on or before the Termination Date. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the New Subscription End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

    (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
    (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
    (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
    (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
    (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
    (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at http://www.ernestsupplies.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/ernest.supplies

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ernest Supplies, LLC ("Ernest Supplies", "the Company", "we") is a New York limited liability company, formed on November 4, 2009 in the state of New York. The Company is headquartered in New York, New York and is located at 25 West 13th Street, #1HS, New York, NY 10011.

The Company's website is https://www.ernestsupplies.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/ernest.supplies and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	August 14, 2021
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 11, 12 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway for 1-2 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has approximately 1-2 month(s) of runway in cash balances as of March 31, 2021. The Company believes that it is able to continue extracting cash from sales of inventory and income from accounts receivable to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have employment contracts in place with its key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not hold regular board or managing member meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board or managing member meetings. Though the Company is a New York Limited Liability Company and New York does not legally require its companies to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's managing members will begin keeping board meeting minutes.

The Company has an outstanding EIDL loan that is secured debt. The Company has approximately $65,300 in secured debt due to this EIDL loan as of March 31, 2021. In May 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $65,000. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, now begin 24 months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" in the reviewed financial statements. As discussed in the accompanying financial statements, the Company has a certain operating income, operating cash flow loss and liquid assets in cash of less than a year worth of cash reserves. The Company's situation raises a doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
Ernest Supplies makes skincare products for all. Our products are made to take advantage of recent advances in natural skincare science, utilize highly efficacious ingredients and are simple to understand. They're built to integrate seamlessly into an active, modern lifestyle. Designed in New York City and built from the ground up, we use carefully sourced, premium, plant-based ingredients and rely on lab-driven science. Our skincare multi-tasks to save time and effort.

Business Overview and Plan
We left our jobs in private equity and corporate law to create Ernest Supplies as an omnichannel skincare brand that redefines clean, sustainable and inclusive products. The brand was founded to address a number of issues in the traditional beauty marketplace, namely:

- Inclusivity and accessibility (our products are genderless, made for all skin tones and accessibly priced)
- Sustainability (beauty contributes 120 billion units of packaging to landfills every year; we were one of the first US skincare brand to use eco, spouted pouches and we have big plans to reduce the plastic we sell by 80% by 2022)
- Lack of transparency (we were clean before it was cool but it's become table stakes in skincare: the next phase of clean is validating claims and certifying ingredients and safety)
- Simple Personalization ("one-size-fits-all" in skincare leaves people underserved or not served at all; we make it easy to build a simple, custom routine)

We've had millions of unpaid editorial and social media impressions from top editors and influencers, including GQ, Vogue, People, Paper and Allure. We were featured in an American Express Commercial and invited by the Golden Globes to create kits for all celebrity presenters, nominees and winners.

We resonate with top retailers - both premium and at mass - and have sold at stores like Neiman Marcus, Selfridges, Anthropologie and Cult Beauty. We were invited by Target to create a limited capsule collection of products for sale at their stores. Most importantly, we have customers who love us! Our returning customer rate is more than double the industry average and our products have been named "fan favorites" by both GQ and Birchbox.

Our vision for what a modern, sustainable, inclusive skincare brand should be has never been more relevant than it is today. We've built a brand with a strong foundation and are ready to scale!

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;

- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Digital Marketing / Brand Building	70%	70%	64%
Hiring / Salaries	13%	13%	20%
New Products	12%	12%	8%
Fundraising Costs / Paydown	5%	5%	8%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
John Cafarelli	Co-Founder & President	Responsible for leading Ernest Supplies' sales, marketing, account management, product development, finance, accounting, fulfillment, etc.
Luigi Bianco	Co-Founder & Vice President	Responsible for leading Ernest Supplies' operations / logistics, sales account Management, legal / regulatory operations

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering (on the basis of voting power)	Other material terms
Class A Membership Units	750,000	YES	N/A	Crowd Notes will be convertible into Class A Membership Units	**100%**	N/A
Class B Membership Units	150,000	NO	N/A	N/A	**0%**	N/A
Unallocated Units	100,000	NO	N/A	N/A	**0%**	N/A

The Company has the following debt outstanding:

The Company has approximately $65,300 in secured debt due to this EIDL loan as of March 31, 2021. In May 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic

Injury Disaster Loan (EIDL) with a principal amount of $65,000. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, now begin 24 months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

Ownership

A majority of the Company is owned by two individuals. Those individuals are John Cafarelli and Luigi Bianco.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
John Cafarelli	600,000 Class A Membership Units	80%
Luigi Bianco	150,000 Class A Membership Units	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Ernest Supplies, LLC is a limited liability company and was formed on November 4, 2009 in the state of New York. The Company's headquarters are located in New York, New York. Ernest Supplies makes skincare products for all. Our products are made to take advantage of recent advances in natural skincare science, utilize highly efficacious ingredients and are simple to understand. They're built to integrate seamlessly into an active, modern lifestyle. Designed in New York City and built from the ground up, we use carefully sourced, premium, plant-based ingredients and rely on lab-driven science. Our skincare multi-tasks to save time and effort.

The financial statements of Ernest Supplies, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately 2-3 months of runway in cash on hand as of March 31, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 2%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has not participated in any related party transactions.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Cafarelli
_____
(Signature)

John Cafarelli
_____
(Name)

Co-Founder & President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Cafarelli
_____
(Signature)

John Cafarelli
_____
(Name)

Co-Founder & President
_____
(Title)

April 30, 2021
_____
(Date)

/s/Luigi Bianco
_____
(Signature)

Luigi Bianco
_____
(Name)

Co-Founder & Vice President
_____
(Title)

April 30, 2021
_____
(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ERNEST SUPPLIES, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Ernest Supplies, LLC
New York, New York

We have reviewed the accompanying financial statements of Ernest Supplies, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 15, 2021
Los Angeles, California

ERNEST SUPPLIES, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	6,434	$	12,264
Accounts receivable, net		5,056		13,055
Inventories		30,686		29,115
Total current assets		**42,176**		**54,434**
Property and equipment, net		9,430		10,567
Intangible assets, net		15,547		19,326
Security deposit		2,800		2,800
Total assets	$	**69,954**	$	**87,127**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	-	$	32,917
Credit Card		97,859		123,385
Other current liabilities		1,795		647
Current portion of loans		1,914		-
Total current liabilities		**101,567**		**156,949**
Loans		63,386		-
Total liabilities		**164,953**		**156,949**
MEMBERS' EQUITY				
Members' equity		**(95,000)**		**(69,822)**
Total liabilities and members' equity	$	**69,954**	$	**87,127**

See accompanying notes to financial statements.

ERNEST SUPPLIES, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	93,526	$	152,461
Cost of goods sold		13,788		21,708
Gross profit		79,738		130,753
Operating expenses				
General and administrative		7,491		104,355
Sales and marketing		79,538		33,726
Total operating expenses		87,029		138,080
Operating income/(loss)		(7,291)		(7,328)
Interest expense		(21,386)		(21,950)
Income/(Loss) before provision for income taxes		(28,677)		(29,278)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(28,677)	$	(29,278)

See accompanying notes to financial statements.

(in , $US)

	Members' Equity
Balance—December 31, 2018	$ (31,683)
Distribution	(8,862)
Net income/(loss)	(29,278)
Balance—December 31, 2019	**(69,822)**
Contribution	3,500
Net income/(loss)	(28,677)
Balance—December 31, 2020	$ **(95,000)**

See accompanying notes to financial statements.

ERNEST SUPPLIES, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(28,677)	$	(29,278)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		4,916		5,049
Changes in operating assets and liabilities:				
Accounts receivable		7,999		6,944
Inventory		(1,571)		(17,085)
Accounts payable		(32,917)		(2,323)
Credit Cards		(25,526)		18,132
Other current liabilities		1,147		89
Security deposit		-		250
Net cash provided/(used) by operating activities		**(74,630)**		**(18,222)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans		65,300		-
Distribution				(8,862)
Contribution		3,500		
Net cash provided/(used) by financing activities		**68,800**		**(8,862)**
Change in cash		(5,830)		(27,084)
Cash—beginning of year		12,264		39,347
Cash—end of year	$	**6,434**	$	**12,264**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	21,386	$	21,950
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Ernest Supplies, LLC was formed on November 4, 2009 in the state of New York. The financial statements of Ernest Supplies, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Ernest Supplies makes skincare products for all. Our products are made to take advantage of recent advances in natural skincare science, utilize highly efficacious ingredients and are simple to understand. They're built to integrate seamlessly into an active, modern lifestyle. Designed in New York City and built from the ground up, we use carefully sourced, premium, plant-based ingredients and rely on lab-driven science. Our skincare multi-tasks to save time and effort.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents do not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company recorded a provision for allowance for doubtful accounts receivable at $10,460 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials & packaging, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	3-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company's intangible assets consist of acquired formulations. The intangibles are amortized over a period of 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.
Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its skincare products.

Cost of sales

Costs of goods sold include the cost of raw materials, cost of labor, and packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $2,292 and $5,381, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished inventories	$ 30,686	$ 29,115
Total Inventories	**$ 30,686**	**$ 29,115**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued taxes	$ 570	$ 647
Accrued interest	1,224	-
Total Other Current Liabilities	**$ 1,795**	**$ 647**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Equipment	$ 29,781	$ 29,781
Accumulated depreciation	(20,351)	(19,214)
Property and Equipment, Net	**$ 9,430**	**$ 10,567**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,137 and $1,158 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
Formulation	$ 40,400	$ 40,400
Accumulated amortization	(24,853)	(21,074)
Property and Equipment, Net	**$ 15,547**	**$ 19,326**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $3,779 and $3,891 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Year	Amortization Expense
2021	$ 3,779
2022	3,779
2023	3,779
2023	3,779
Thereafter	431
Total future amortization expense	**$ 15,547**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
John L. Cafarelli	**95.0%**
Linda M. Cafarelli	**2.5%**
John F. Cafarelli	**2.5%**
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into an SBA EDIL Loan. The following are the details:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EDIL Loan	$ 65,300	3.75%	Fiscal Year 2020	30 Years	1,224	1,224	1,914	63,386	65,300
Total					$ 1,224	$ 1,224	$ 1,914	$ 63,386	$ 65,300

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$	1,914
2022		3,828
2023		3,828
2024		3,828
2025		3,828
Thereafter		48,074
Total	$	**65,300**

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a month to month lease. Rent expense was in the amount of $ 33,600 and $32,128 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 15, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $28,677, an operating cash flow loss of $74,630 and liquid assets in cash of $6,434, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


ernest*
supplies
AN OMNICHANNEL SKINCARE BRAND
REDEFINING CLEAN, SUSTAINABLE
AND INCLUSIVE PRODUCTS

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Ernest Supplies

Omnichannel skincare brand redefining clean, sustainable, and inclusive products.

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN ERNEST SUPPLIES

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.ernestsupplies.com

Share:

Ernest Supplies is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Has been sold at accounts like Neiman Marcus, Selfridges, Anthropologie and Cult Beauty and developed a limited capsule collection sold at Target.
- Achieved repeat customer rate of 53% in H2 2020, double the industry average. A "fan favorite" at Birchbox and named "Most Popular" at GQ.
- Invited to create custom kits for all nominees, winners, and presenters in the 2018 Golden Globes. Brand and founder were featured in an American Express Small Business commercial and have been featured in publications like Allure, Vogue, GQ, InStyle, Paper, Refinery29 and People.
- Products have won multiple awards from GQ and Men's Health, including GQ awards in 2016 and 2017 for our shaving cream and razor as one of the best grooming products of the year. Our sustainable and eco-forward packaging has won two awards for its design.
- Selected for Macy's prestigious Diverse Brand Accelerator Program in the class of 2021.

Fundraise Highlights

- Total Round Size: US $1,250,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

We build clean, accessible skin health products for all humans with sustainability and simplicity at the forefront of our mission.

We started Ernest Supplies as industry outsiders on a mission to redefine what clean, sustainable and inclusive skincare should be. We've applied fresh, creative thinking to address a number of issues in the traditional beauty marketplace:

Inclusivity and accessibility (our products are genderless, made for all skin tones and accessibly priced)

Sustainability (120 billion units of beauty packaging go to landfills every year; we were one of the first to use eco, spouted pouches and plan to reduce the plastic we sell by 80% by 2022)

Lack of transparency (we were clean before it was cool; the next phase of clean is validating claims and certifying ingredients and safety)

Simple Personalization ("one-size-fits-all" in skincare leaves people underserved or not served at all; we make it easy to build a simple, custom routine)

We think this outsider thinking has caught the attention of industry insiders and helped Ernest Supplies gain momentum:

1. We were one of the first brands to innovate and prioritize sustainable packaging, clean formulation tech and make inclusivity and accessibility a key focus

2. We've had millions of unpaid editorial and social impressions from top editors and influencers and developed relationships with some of the best retailers in the world - both premium and mass

3. We believe our brand has been validated with product and packaging awards

4. We have customers who love us - our repeat customer rate was 53% in H2 2020 and we were a "fan favorite" at Birchbox and named "most popular" at GQ

We have plans to take our mission-driven approach to the next level while maintaining a laser-sharp focus on our values and profitability - we aim to do both with product gross margins above 80%.

Our vision of a modern, sustainable, inclusive skincare brand has never been more relevant than it is today. We've built a strong foundation and are ready to scale!

Gallery





Made for All Humans.
Our best-selling Protective Matte Moisturizer is made for all skin tones and skin types and is popular with all genders. Allure contributor and celebrity makeup artist @fionastiles swears by it.

Media Mentions



The Team

Founders and Officers



John Cafarelli
CO-FOUNDER, PRESIDENT

Experience:

John brings diverse creative, operations, finance, brand building and beauty industry experience to the team. His professional experience includes: Consumer Private Equity (Principal), Paper Magazine (COO/CFO), BeautyMatter (Managing Director), Beauty/Fashion Industry Consultant, LGBTQ+ Community Leader, AMFAR (National Chairman, GenCure)

Roles:

Sales, Marketing, Account Management, Product Development / Design, Finance / Accounting, Inventory Management / Filling, Shipping / EDI / Fulfillment, Operations / Insurance / Supply Chain

Interests:

Volleyball, Photography, Traveling, Podcasts, Skincare Products (of course)



Luigi Bianco
CO-FOUNDER, VICE PRESIDENT

Experience:

Luigi brings an eye for design, attention to detail (he's a lawyer) and fashion and beauty experience to the team. His professional experience includes: Transactional Lawyer (Contracts, IP, Property), Beauty/Fashion Industry Consultant, E-Commerce Consultant

Roles:

Sales, Marketing, Brand / Product Development, Operations / Logistics, Amazon Account Management, Sales Account Management, Legal / Regulatory

Interests:

Architecture, Design, Cooking, Foosball, Traveling, Skincare

Notable Advisors & Investors



Kelly Kovack
Advisor, CEO of BeautyMatter

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,250,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	2.0%
Note term:	24 months

Additional Terms

Custody of shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Ernest Supplies has set an overall target minimum of US $500,000 for the round, Ernest Supplies must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Ernest Supplies's Form C.
Regulation CF cap:	While Ernest Supplies is offering up to US $1,250,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

- Digital Marketing/Brand Building
- Hiring/Salaries
- New Products
- Fundraising Costs

If Maximum Amount Is Raised

- Digital Marketing/Brand Building
- Hiring Salaries
- New Products
- Debt Paydown
- Fundraising Costs

Investor Perks

Reservation Bonus Perks: Investors that reserve shares and later purchase those reserved shares by **Friday, May 21st at 11:59pm** will receive a bump up to the next perk tier. For example, a reservation of $2,500-$4,999 that converts to an investment will earn perks for the $5,000 - $9,999 tier.

Tier 1: Investors who commit **$2,500 or more before May 28th at 11:59pm** will receive a gift card for a bottle of our award-winning Protective Matte Moisturizer and 360 Protective Eye Serum.

Tier 2: Investors who commit **$5,000 or more before May 28th at 11:59pm** will receive Tier 1 perks and become "Friends and Family" for life (or as long as we own the brand) and receive a code for 30% off all purchases from our website.

Tier 3: Investors who commit **$10,000 or more before May 28th at 11:59pm** will receive all prior perks and become members of our "Clean Committee," which will give you free trials and early access to all new product launches.

Tier 4: Investors who commit **$50,000 or more before May 28th at 11:59pm** will receive all prior perks and get a personal "thank you" call from our team to chat about anything and everything related to our brand, the industry, entrepreneurship, life - whatever - on a 30 minute call.

Tier 5: Investors who commit **$100,000 or more before May 28th at 11:59pm** will receive all prior perks and get to hang with the team at a virtual lunch or dinner or, if you're in NYC, LA or London, we can do it in person (when it's safe to do so)!

*All investors at all levels will receive the total gratitude of our team for allowing us the opportunity to take this brand we've built to new heights!
*All perks are non-transferable

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Market Landscape



Global Natural and Organic Personal Care Market (Compound Annual Growth of 9.5%)

We believe Ernest Supplies is positioned to take advantage of the intersection of personal care and wellness, and the projected growth in clean and sustainable beauty.

- By 2025, the global natural and organic personal care market is expected to nearly double to $25 billion, a compound annual growth rate of 9.5%

- Personal care, skincare and beauty has grown to become the largest portion (25%) of the $4.2 trillion global wellness industry

- Vegan beauty is expected to grow to $21 billion by 2025, from $13 billion in 2017

We are a people-centric brand that takes the lead from unmet needs in the existing beauty marketplace.

- 67% of beauty customers are searching for environmentally friendly packaging and will pay more for it (supports our sustainability)

- 70% of millennials are seeking out cleaner, natural product alternatives (supports our clean transparency push)

- 90% of mass beauty customers want to use clean beauty products but feel they're out of reach because they're too expensive (supports our accessible pricing model)

- 66% of Gen Z beauty customers have used or are interested in gender-neutral beauty products (supports our inclusive design)

We believe there are strong market dynamics in place, and 2020 was a banner year for beauty & wellness M&A and investment activity, with over 200 deals closed across the industry. According to Intrepid's Beauty Care M&A Report:

- Valuations for public companies grew to pre-COVID levels in Q4 2020, driven by interest in the industry and brand innovation focused on consumer-driven trends

- Deal activity led by private equity / VCs, strategics and new entrants rolling up brands for digital growth

At scale, we believe Ernest Supplies will be well positioned to benefit from industry trends, consumer preferences and investment and M&A interest that has driven record valuations in the industry.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway for 1-2 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has approximately 1 month(s) of runway in cash balances as of March 31, 2021. The Company believes that it is able to continue extracting cash from sales of inventory and income from accounts receivable to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have employment contracts in place with its key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not hold regular board or managing member meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board or managing member meetings. Though the Company is a New York Limited Liability Company and New York does not legally require its companies to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's managing members will begin keeping board meeting minutes.

The Company has an outstanding EIDL loan that is secured debt. The Company has approximately $65,300 in secured debt due to this EIDL loan as of March 31, 2021. In May 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $65,000. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, now begin 24 months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The reviewing CPA has included a "going concern" in the reviewed financial statements. As discussed in the accompanying financial statements, the Company has a certain operating income, operating cash flow loss and liquid assets in cash of less than a year worth of cash reserves. The Company's situation raises a doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⌄ 🗀 Financials (2 files)	Jan 22, 2021	Folder
⌄ 🗀 Fundraising Round (1 file)	Jan 22, 2021	Folder
⌄ 🗀 Miscellaneous (4 files)	Jan 22, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Ernest Supplies

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Ernest Supplies. Once Ernest Supplies accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Ernest Supplies in exchange for your securities. At that point, you will be a proud owner in Ernest Supplies.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Ernest Supplies has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Ernest Supplies does not plan to list these securities on a national exchange or another secondary market. At some point Ernest Supplies may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Ernest Supplies either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Ernest Supplies's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Ernest Supplies's Form C. The Form C includes important details about Ernest Supplies's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



ernest*
supplies

AN OMNICHANNEL SKINCARE BRAND
REDEFINING CLEAN, SUSTAINABLE
AND INCLUSIVE PRODUCTS

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

"If beauty brands don't change, they won't exist in the future."

- Mintel

TOO MUCH WASTE





Beauty products are overpackaged in plastic and non-sustainable materials

- **120 billion units** of beauty packaging in landfills every year
- Can take up to **800 years** for plastic bottles to biodegrade
- **Less than 10%** of all plastic produced is recycled and repurposed

NOT INCLUSIVE





"One-size-fits-all" leaves a vast number of people underserved or not served at all

- **Gender:** Most brands use outdated, binary concepts of gender excluding many people from the products they need
- **Diverse Skin:** Lack of options for diverse skin types and skin tones
- **Too Expensive:** Clean beauty often = expensive and inaccessible to many



NOT TRANSPARENT



Brands make claims without adequate substantiation and are overly complex

- **"Greenwashing,"** or giving the false impression that a product is more eco-friendly than it is, is prevalent
- **Not transparent** about ingredient efficacy and provenance
- **Products lack simplicity** - they're too complex and difficult to understand making it hard to know how and when to use products and why they're necessary



Ernest Supplies has a unique approach to skin health that aims to address the problems of traditional skincare.

SUSTAINABLE BY DESIGN

We put sustainable design at the forefront of creation to reduce our waste footprint and are continuously innovating

- Designing into our goal to reduce the amount of plastic we sell by 80% by 2022
- Launching a refill program utilizing our signature TechPack pouch packaging
- Recognizing sustainability innovation is continuous and setting future goals based on participation in the UN Global Compact, Ecologi and the US Plastic Pact outlined by the Ellen MacArthur Foundation by 2022


ERNEST SUPPLIES®
Who has time for a complicated, multi-step shave routine? Not us. So, we built a product to do it all.
Conditions like a pre-shave oil
Moisture-rich, non-foaming lather for ultimate smoothness and precision
Combats redness and razor burn like a cooling aftershave
Reduces razor clogging
MADE IN USA
NATURE INSPIRED
COOLING SHAVE CREAM



360° INCLUSIVITY

We build accessibly priced skin health products for all humans regardless of gender, skin tone or skin type

- Utilizing the latest clean ingredient technology to provide **options for all skin tones and skin types**
- **"Try It" pricing** on all new products means products are accessible, with most < $25

RADICAL TRANSPARENCY

Certified-safe, cult-favorite formulas built for efficacy and simplicity

- Building verified clean formulas with clinical concentrations of tried-and-tested ingredient heroes that deliver results
- Utilizing the European Union, Credo and Sephora safety standards and aiming for Made Safe and Leaping Bunny Certifications by 2022
- Blockchain and AI tech will build trust and transparency around ingredient safety and provenance
- Introducing our proprietary Skin Health Decoder on our 2021 packaging designs to educate on the how, what and why of our products and hero ingredients


ERNEST SUPPLIES
Plant-based actives formulated to fight the visible signs of aging, dark circles, puffiness and dehydration
360° PROTECTIVE EYE SERUM



SIMPLE PERSONALIZATION

Your skin, your routine. We empower people with simple products to make skin health personal

- Product architecture allows for symbiotic blending of products to allow for **customized routines** to drive skin health outcomes
- Technology will allow us to **assess needs, educate and empower**
- Our simple personalization **can live in both DTC and retail environments**

PAGE 11

We build clean, accessible skin health products for all humans with sustainability, radical transparency and simplicity at the forefront.

Our formulation philosophy is simple: build clean, effective products with clinical concentrations of tried-and-tested heroes for all humans.

Our Skin Health Superheroes:  **Our evolving list of skin health hero ingredients is focused on the tried and true**. By focusing on well-researched heros vs. the latest trend, we're able to build products with clinical concentrations that are optimized for efficacy.

Our superheroes include: Multimolecular Hyaluronic Acid, Niacinamide, Vitamin C, Jojoba Oil, Magnesium, Allantoin, Caffeine, Retinol, Salicylic Acid, Peptides, Ceramides

Our "Never Nine" Villains:  **You'll never find the following on our INCI list:** Parabens, Formaldehyde, Mineral oil, Phthalates, Butylated Compounds (BHA / BHT), Ethanolamines (DEA / TEA / MEA / ETA), Ethoxylated Ingredients (such as PEGs and SLES), Nanoparticles, Triclosan - this list will continue to evolve as our standards do

Values:  No animal testing, vegan, sustainable

Formulation Standards & Transparency:  We use the balanced, science-based standards developed by the **European Union, Credo and Sephora**. We'll seek **Made Safe Certification** by 2022 and utilize blockchain and AI platforms like **Novi** and **Provenance** to build trust



Ernest Supplies has achieved significant traction to date.

WE'VE ATTRACTED TOP WHOLESALE ACCOUNTS AND RETAIL PARTNERSHIPS

- The brand **resonates at both premium and mass** retailers
- Invited to create a **capsule collection at Target**
- Selected by **JetBlue** to be included in their innaugural "Mint First Class" amenity kit
- Selected for **Macy's 2021 Diverse Brand Accelerator** program



Neiman Marcus · Barneys New York · C.O. Bigelow Apothecaries · asos · Birchbox · Rite Aid · Cult Beauty · Urban Outfitters · Selfridges & Co · Target · Walmart · macy's

> "Ernest Supplies checks all the boxes for us in terms of what a modern, millennial-focused brand should be."
>
> Emily Watkins
> Buyer, Anthropologie

*The above individual was not compensated in exchange for their testimonial. In addition, their testimonial should not be construed as and/or considered investment advice.

WE HAVE CUSTOMERS WHO LOVE US

- Our returning customer rate in H2'20 was 53.2%, more than the skincare industry average
- Named a "Fan Favorite" brand and our Protective Matte Moisturizer named an "all time favorite" among Birchbox subscribers
- Protective Matte Moisturizer named "Most Popular" among GQ Magazine readers

53%	$65.69	✳✳✳✳✳	115,138
Returning Customer Rate	DTC Average Order Value in H2'20	5-Star Brand on Cult Beauty	Units of Protective Matte Moisturizer Sold Since Launch

WE'VE HAD MILLIONS OF IMPRESSIONS FROM UNPAID / ORGANIC MEDIA



- We've never paid for media coverage but have organically **become a favorite among top editors** at beauty and lifestyle media outlets
- Invited by the **Golden Globe Awards** to create a custom kit for all celebrity nominees and presenters in 2018
- Our brand and founder were **featured in an American Express Small Business** commercial

"
I love the skincare from Ernest Supplies because the formulas are easy to use and actually work. Plus, the cool on-the-go pouches are perfect for when I travel or on the odd occasion I make it to the gym.

Dan Wakeford
Editor-In-Chief, People Magazine
"

*The above individual was not compensated in exchange for their testimonial. In addition, their testimonial should not be construed as and/or considered investment advice.

ERNEST SUPPLIES: A LEADER IN A CROWDED PACK

OUR PRODUCTS AND PACKAGING HAVE WON SOME PRESTIGIOUS AWARDS











GQ: Best Face Moisturizer

Men's Health: Best Face Wash

GQ Best List: Eye Serum

GQ: Best Shaving Tool

Best New Product in the World: Shaving Cream

DESIGN AWARDS

American Graphic Design Award: Pouch Packaging

Brand Packaging Magazine: Editor's Award for Pouches

WE'VE HAD MILLIONS OF UNPAID SOCIAL INFLUENCER IMPRESSIONS


myinspireproject
Le Marais
Liked by lbianco, wdychen and 1,688 others
myinspireproject Bedside story in #Paris: When you woke up and know you're taken care of with these travel essentials from @ErnestSupplies. Thank you for the wonderful kit that keeps my skin hydrated and refreshed during the long travel.

@myinspireproject
Fashion/Lifestyle Instagrammer
~192k followers


YouTube

Rob Lopez
Lifestyle YouTube Star
~2.1m subscribers




When it comes to grooming, my routine's pretty simple.

Saturdays molding paste for my hair. Ernest Supplies face wash daily and Maxellence Black Moisturizer (worth every penny). I also use a scrub in the shower now and then. I like to keep a shadow of a beard and use clippers rather then a blade shave. I use a little razor called the Peanut. It's not a go-to for anyone I know except for myself. It's battery-operated, so with all my travel, no adapters are needed.

Brendan Fallis
DJ / Influencer
~130k followers


saulrasco
Liked by jake_thelen, themichaelshane and 195 others
saulrasco A constant in my always changing grooming regimen... @ErnestSupplies Soap-Free Face Wash!

@saulrasco
Fashion/Lifestyle Instagrammer
~59k followers

...to name a few



Ernest Supplies has built a unique set of products, packaging and capabilities to achieve its mission of building an inclusive, clean-clinical skin health leader.

We use proprietary packaging and intelligent design to win at the shelf, online and on social media - all while standing out with products that are sustainable, covetable and accessible.

PROPRIETARY PACKAGING

We commissioned a packaging engineer to **create a proprietary material for our all-star stand-up spouted pouches** that are unlike any others utilized in the beauty industry. The proprietary design keeps our products optimally fresh and seamlesly work with plans for a **refill program**.

INTELLIGENT DESIGN

We've cracked the code on **using design to drive covetability, sustainability and accessibility**. We use the power of design to solve a host of problems the skincare industry faces: sustainability, standing out on social and differentiation in the marketplace - all **while keeping costs low to keep our products accessible and profitable**.


ERNEST SUPPLIES®
Who has time for a complicated, multi-step shave routine? Not us. So, we built a product to do it all.
Conditions like a pre-shave oil
Moisture-rich, non-foaming lather for ultimate smoothness and precision
Combats redness and razor burn like a cooling aftershave
Reduces razor clogging
MADE IN USA
NATURE INSPIRED
COOLING SHAVE CREAM

A skincare brand is only as strong as its product formulation and customer trust. We win at both.

IN-HOUSE PRODUCT R&D

We've **collaborated with one of the best, clean formulation houses in the industry**. In-house R&D supports a pipeline of innovative new products. and give us the ability to move a product from idea to the "shelf" in an industry-leading 16 - 21 weeks.

SUPPLY CHAIN INTEGRITY

We've **built a hard-to-replicate network of suppliers with the ability to hold us accountable for traceability and safety**. We'll bolster our supply chain accountability with blockchain / AI powered tools like Novi and Provenance that will build trust around safety, adherence to our formulation standards and traceability.


ERNEST SUPPLIES
Increasing your face value sometimes requires a deep cleaning buff and polish.
Papaya and pineapple enzymes lift away pore-clogging impurities
Caffeine-rich guarana seeds help buff skin to release built-up grime
Antioxidant-rich açai pulp acts like a polish to help smooth the look of pores
Vitamin blend works to brighten and nourish skin for a healthy looking finish
NATURE INSPIRED
MADE IN USA
DUAL-ENZYME
FACE POLISH

Skincare should never be a one-size-fits-all solution. Everyone's skin is different. We want to empower people to create custom routines just for them and keep prices fair to encourage them to experiment.



SIMPLE PERSONALIZATION

We are making personalization easy by **providing people with the tools and education to blend products to create a custom routine**. Brands that mislead customers into believing they're getting a formulation made just for them don't work. **Our strategy is transparent, easy to understand and can live in an omnichannel selling environment (vs. just DTC)**.

"TRY IT" PRICING MODEL

As we develop new products and launch our new sustainable bottles, we've hacked the traditional supply chain to be able to **offer clean, ingredient-driven products at <$25 but maintain >80% margins**. This will encourage customers to experiment and test drive new solutions.


ERNEST SUPPLIES
COOLING SHAVE
CREAM
ERNEST SUPPLIES
Who has time for a complicated, multi-step shave routine? Not us. So, we built a product to do it all.
Conditions like a pre-shave oil
Moisture-rich, non-foaming lather for ultimate smoothness and precision
Combats redness and razor burn like a cooling aftershave
Reduces razor clogging
MADE IN USA
NATURE INSPIRED 3.0 FL OZ / 89 ML
COOLING SHAVE

Ernest Supplies is perfectly positioned to benefit from strong market dynamics.

Ernest Supplies is the only clean-clinical skin health brand with a focus on inclusivity, sustainability and transparency at accessible prices.

	Brand Position						Formulations		Distribution				Brand Transparency	
	Gender Neutral	Millennial Appeal	Sustainable	Solutions Focus	Accessible Pricing	Personalization	Clean	Clinical Concentrations	D2C	Premium Wholesale	Mass Wholesale	Amazon	Clean Substantiation	Sustainable Substantiation
ernest* supplies	*	*	*	*	*	*	*	*	*	*	*	*	*	*
The Ordinary.	*	*		*	*	*		*	*	*	*	*		
THE INKEY LIST	*	*		*	*	*		*	*	*		*		
VERSED		*	*	*	*		*	*	*		*	*	*	*
Nécessaire	*	*	*				*		*	*		*		*
Aēsop	*	*					*		*	*		*		*
REN CLEAN SKINCARE	*			*			*		*	*		*		*
(MALIN+GOETZ)	*								*	*		*		
DR. BARBARA STURM	*			*				*	*	*		*		
CONTEXT	*	*							*	*		*		
CLINIQUE				*					*	*		*		
ELEMIS	*			*					*	*		*		
Dr.Jart+	*	*		*	*				*	*		*		
Curology	*	*		*		*		*	*					
BRAVO SIERRA USA		*							*					
LE LABO	*								*	*		*		
Ursa Major	*	*	*				*		*	*		*		*
Murad.	*			*				*	*	*		*		
Kiehl's	*			*				*	*	*		*		

GLOBAL MARKET FOR CLEAN PERSONAL CARE

Clean personal care is growing and skin health and wellness continue to intersect

- By 2025, the global natural + organic personal care market will **nearly double** and is expected to grow at a CAGR of 9.5%[1]
- Personal care + beauty is now the largest portion (about **25%**) of the $4.2 trillion wellness industry[2]
- **Vegan Beauty** is expected to grow from $13bn in 2017 to $21bn in 2025[3]
- **Sustainable living brands grew 46% faster** than the rest of the business and delivered 70% of it's turnover in 2017[4]



2025

🌐 **$25 BN**
Global natural + organic personal care

🇺🇸 **$8 BN**
US natural + organic personal care

2018

🌐 **$13 BN**
Global natural + organic personal care

🇺🇸 **$5 BN**
US natural + organic personal care

SOURCES: Grand View Research (2019), Adroit Market Research (2019), Businesswire (2019). Research and Markets (2019).

SOURCES: 1. Grand View Research (2019). Adroit Market Research (2019). 2. FITT Insider (2019). 3. Grand View Research (2020). 4. Unilever (2018).

ERNEST SUPPLIES: STRONG MARKET DYNAMICS

DEAL ACTIVITY

- 2020 was a banner year for beauty and wellness M&A and investment activity with **over 200 deals closed** across the industry
- Deal activity was **led by private equity, VCs, strategics and new entrants rolling up brands for digital growth**. HIMS|HERS and Powered Brands used SPACS to reimagine the concept of the beauty conglomerate
- **Valuations of publicly traded companies surpassed pre-COVID levels** and were driven by broad interest in the industry and brand innovation centered around consumer driven trends
- **Key Growth Drivers:** Sustainability and inclusivity led by social and environmental causes, especially with Millennials and Gen Z, clinical, e-commerce

CATEGORY GROWTH

Projected shifts in the global beauty category mix are expected to last post-COVID19

Category Share of Retail Sales 2021



Color Cosmetics 14%
Fragrance 9%
Haircare 15%
Skincare 32%
Personal Care 30%

'19-'21 CAGR

-12%	Fragrance
-2%	Color Cosmetics
+2%	Haircare
+2%	Personal Care
+5%	Skincare

Source: BeautyMatter 2020 Investment & M&A Report. Forecasts for global beauty recovery by region, category, and channel, reflect McKinsey Perspective, MGI Macroeconomic Scenarios and NPD, Nielsen, IRI, Amazon, Stackline, and publicly reported company financials for Q1 and Q2 2020.

Ernest Supplies is well positioned to take advantage of favorable industry momentum and projected growth in key beauty categories.

We're a people-centric brand that takes the lead from unmet needs in the existing beauty marketplace.



67% OF BEAUTY CUSTOMERS

are searching for **environmentally friendly packaging** and will pay more for it.

SOURCE: MarketingTech. 2020.

68% OF MILLENNIALS

want to **discover new products** in store but replenish online.

SOURCE: 5WPR. 2020.

90% OF MASS BEAUTY CUSTOMERS

want **clean beauty** products but feel like they're **out of reach because they're too expensive.**

SOURCE: BeautyMatter. 2020..

73% OF MILLENNIALS

seek out **cleaner, all-natural** products. Naturals are no longer niche alternatives but are aspirational.

SOURCE: Allure / Harris Poll 2016.

76% OF WOMEN

are interested in beauty products that can be **customized** to their skin..

SOURCE: HAPPI. 2019

66% OF GEN Z BEAUTY CUSTOMERS

have used or are interested in **gender-neutra**l beauty products.

SOURCE: Washington Post. 2020.

Our team brings diverse creative and operational experience. Select new hires will be focused on bringing in diverse expertise in product marketing and customer engagement.



John Cafarelli
Co-Founder / President

EXPERIENCE
Consumer Private Equity (Principal), Paper Magazine (COO/CFO), BeautyMatter (Managing Director), Beauty/Fashion Industry Consultant, LGBTQ+ Community Leader

CURRENT RESPONSIBILITIES:
- Sales
- Marketing
- Account Management
- Product Development / Design
- Finance / Accounting
- Inventory Management / Filling
- Shipping / EDI / Fulfillment
- Operations / Insurance / Supply Chain



Luigi Bianco
Co-Founder / Vice President

EXPERIENCE
Transactional Lawyer (Contracts, IP, Property), Beauty/Fashion Industry Consultant, E-commerce

CURRENT RESPONSIBILITIES:
- Sales
- Marketing
- Brand / Product Development
- Operations / Logistics
- Amazon Account Management
- Sales Account Management
- Legal / Regulatory



Kelly Kovack
Advisor - Joined 2021

EXPERIENCE
Founder/EIC BeautyMatter and industry expert. MD at Bliss, VP of Marketing at Dr. Dennis Gross Skincare, Creative Director at SoCozy, Owner at Odin Fragrances

CURRENT RESPONSIBILITIES:
- Brand and Marketing Strategy Advisor
- Business Strategy Advisor
- Trends
- Distribution Strategy Advisor

Projected Revenue Growth


35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
$ IN MILLIONS
'22 to '27 CAGR of 62.1%
51%
49%
50%
50%
43%
57%
43%
57%
42%
58%
41%
59%
2022
2023
2024
2025
2026
2027
YEAR
Wholesale
DTC/Amazon

- Our plan contemplates revenue growth driven by both DTC/Amazon and wholesale growth
- Growth drivers will include building brand awareness by investing in marketing (primarily digital), launching new products and expanding distribution

*These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

ERNEST SUPPLIES: VALIDATION

We reached out to a few of our most important current and prospective customers and beauty opinion leaders for feedback.

"You're definitely onto something in leading with hero ingredients and formulations and making them easy to use and understand. Other brands doing this can be quite confusing. Pairing that with a well-articulated clean standard and sustainability is a differentiator and definitely the way forward."

KELLY KOVACK
Editor-In-Chief, BeautyMatter
and industry expert

"I'm obsessed with the packaging. I think you've taken the brand to the next level with the new genderless design. I would have definitely wanted the line for both men and women if I were still at Birchbox."

ANT HAWMAN
former Birchbox Brand Manager
and industry expert

"I love the branding - it's gorgeous and spot on. Gender neutral, clean clinical, eco-packaging and refills are big stories to tell and will be a focus for us into 2021. I love, love the skin health decoder - it's clever and a differentiator. I've always loved that the name Ernest means trustworthy and genuine and this is a great step up for the brand."

STACIA PRINCE
International Buying Director, Cult Beauty
and industry expert

"Colors are delicious. I'd be excited to have any of these in my bathroom!"

AISLING MCKEEFRY
Head of Design, ASOS

PAGE 31

*The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

ERNEST SUPPLIES INVESTMENT OPPORTUNITY

We've built a brand with a strong foundation that is ready to scale.



- We've developed cult-favorite products that have been **sold in some of the best premium and mass retailers in the world** (like Neiman Marcus, Selfridges, Harvey Nichols, Barney's, Cult Beauty, Anthropologie and Target)

- We've **proven the quality of our products** by winning various industry awards and earning millions of unpaid media and influencer impressions

- We've **build a loyal customer following** with a repeat customer rate that is more than double the industry average

Ernest Supplies is ready to scale and, with the right partners, are ready to execute a rapid and profitable growth plan. We'd love for you to be part of our story!

APPENDIX


ERNEST SUPPLIES
PROTECTIVE MATTE MOISTURIZER
ERNEST SUPPLIES
MADE IN USA
NATURE INSPIRED
SOAP-FREE GEL FACE WASH
ERNEST SUPPLIES
MADE IN USA
NATURE INSPIRED
COOLING SHAVE CREAM

1. Growth Plan
2. Product Pipeline
3. Distribution - An Omnichannel Approach

We're raising capital to invest in growth. Here's where we'd like to focus:

STRATEGIC INITIATIVES			
Innovate Product and Transparency	**Expand Distribution**	**Build Brand Awareness and Engage Customers**	**Build a Diverse Team**

TACTICAL PLAN

1. Develop and launch new product SKUs
2. Packaging refresh to elevate sustainability
3. Launch refill program for certain SKUs
4. Launch "Skin Health Decoder" to educate customer on products and building custom routines
5. Formalize third-party transparency standards - UN Global Compact, Made Safe Certification, Novi, Provenance, Ecologi, Leaping Bunny
	1. Build out a profitable DTC strategy - this is our top priority for this round!
	2. Expand wholesale
	  • Premium e-commerce
	  • Specialty
	  • Mass, when the time is right
	3. Grow Amazon
	4. Investigate international markets
		1. Partner with an agency for digital marketing, SEO and social
		2. Drive marketing ROI and increase conversion by integrating customer engagement and education tools into the customer journey
		3. Begin #ernestIQ content studio to create engaging and educational content and livestreams
		4. Build email / SMS strategy
		5. "Clean Committee" program to engage customers in product development
			We want to build a forward-thinking, visionary team with a diversity of viewpoints and experiences and skin in the game
			1. Marketing - we want someone who thinks differently but will also be ROI focused
			2. Customer Engagement - to build our community
			3. E-Commerce - will manage our most important customer touch point
			4. Sales - will bring relationships and account management
			5. Ops - accounting, fulfillment, etc.

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Our in-house R&D capabilities will help us to create a robust pipeline of next-generation, cult favorite skin health solutions.

PRODUCT PIPELINE - NEXT 12-24 MONTHS

CURRENT PRODUCTS:

- Protective Matte Moisturizer
- 360 Protective Eye Serum
- Dual Enzyme Face Polish
- Soap-Free Gel Face Wash
- Cooling Shave Cream
- CustomTriple Blade Razor
- Charcoal Bristle Bamboo Toothbrush

NEW PRODUCTS IN DEVELOPMENT:

- Multimolecular Hyaluronic + B3 & Copper Serum
- Oil Control Serum
- Retinol + B3 Serum
- Daily Face Protect with SPF 30
- Vitamin C Brightening Booster
- Magnesium Roll Deodorant

OTHER EARLY STAGE PRODUCTS:

- Multibiotic Body Lotion
- Multibiotic Body Wash
- Hand Wash
- Brightening Eye Serum
- Multipeptide Collagen Boosting Serum
- Beta Hydroxy Blemish + Blackhead Serum
- Ceramide Hydrating Night Serum
- Salicylic Acid Blemish + Pore Cleanser
- Kaolin Detox Face Mask

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

ERNEST SUPPLIES INVESTMENT OPPORTUNITY

Our view is that DTC, Wholesale and Amazon each offer a huge opportunity for an inclusive and accessible brand like Ernest Supplies.



| DTC | WHOLESALE | AMAZON |

WEBSITE

- DTC will be our primary focus in the early part of our plan - we'll use DTC to build awareness that will support the other channels
- Primary resource for product discovery, knowledge and replenishment
- Utilize owned customer data for marketing and new product development
- Drive traffic via high ROAS social ads, SEO, email, SMS and search
- Raise AOV and customer loyalty by adding capabilities for customer to build custom "bundles" and routine boxes

- Business Model: Direct / Retail margins

THIRD-PARTY RETAIL & E-COMMERCE

- We'll use our existing retailer relationships to build out this channel
- Leverage awareness from DTC marketing and brand building
- Start with smaller specialty retailers and e-commerce sites; approach larger retailers like Sephora when brand awareness grows
- Foster in-store discovery; utilize customer base for sampling, marketing opportunities, in-store events and experiences

- Business Model: Wholesale / Wholesale margins

AMAZON

- Primarily to drive replenishment purchases
- Build brand awareness via on-platform marketing
- Managed by our current partner, Carbon Beauty, or other partners down the road like Market Defense

- Business Model: Wholesale / Wholesale margins but shifting to higher, Amazon Margins over time

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E
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